AB 3/13

15049355

SECUR... ...ION
Washington, D.C. 20549

RECEIVED MAR 0 3 2015 SEC MAIL PROCESSING SECTION WASH., D.C. 194

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certifygroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd
(No. and Street)

Marathon FL 33050
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA (PCAOB#3356)
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive W., Suite 508, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Norman Wertner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIZATION

State of Colorado

County of Lark

Subscribed and sworn before me on this 27 day of Feb, 2015 by Norman Wertner

Notary Public

Commission Expires 11-16-18

Signature

President

Title

MARY A SCHROEDER
Notary Public
State of Colorado
Notary ID 19874180681
My Commission Expires Nov 16, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certigroup, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Certigroup, Inc.
8302 Gulf of Mexico Blvd
Marathon, FL 33050

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Certigroup, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Certigroup, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Certigroup, Inc. financial statements. The Net Capital Computation is the responsibility of Certigroup, Inc.'s management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to

the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Certigroup, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	123,667.51
Investments		472,061.94
Accounts Receivable		17,718.85
Total Current Assets		613,448.30
PROPERTY AND EQUIPMENT		
Equipment		16,530.75
Less: Accumulated Depreciation		(14,938.83)
Net Property and Equipment		1,591.92
TOTAL ASSETS	$	615,040.22

The footnotes are an integral part of the financial statements.

Certigroup, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Subordinated Debentures Payable to Stockholder	$ 350,000.00
Total Current Liabilities	350,000.00
LONG-TERM LIABILITIES	
Total Liabilities	350,000.00
STOCKHOLDERS' EQUITY	
1,000,000 shares authorized, 16,000 shares issued and outstanding	
Common Stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	10,000.00
Retained Earnings	255,040.22
Total Stockholders' Equity	265,040.22
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 615,040.22

The footnotes are an integral part of the financial statements.

Certigroup, Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Commissions Earned	$	7,883.06
Management Income		184,107.90
Interest Income		4,468.66
Total Revenues		196,459.62
Operating Expenses		
Communications and data proces		4,342.59
Interest and dividends		63,000.00
Occpancy		3,916.75
Other expenses		163,987.93
Total Operating Expenses		235,247.27
Operating Income (Loss)		(38,787.65)
Net Income (Loss)	$	(38,787.65)

The footnotes are an integral part of the financial statements.

Certigroup, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2014
Beginning of Period	$	363,828.00
Plus: Net Income	$	(38,787.65)
Less: Distribution		(70,000.00)
Less: Prior Period Adjustment		(0.13)
RETAINED EARNINGS END OF PERIOD	$	255,040.22

The footnotes are an integral part of the financial statements.

Certigroup, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(38,787.65)
Adjustments to reconcile Net Income		
Prior Period Adjustment		14,761.82
(Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		176.88
Losses (Gains) on sales of Fixed Assets		0.00
Losses (Gains) on sales of Decrease (Increase) in Operating Assets:		
Accounts Receivable		(623.85)
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		0.00
Total Adjustments		14,314.85
Net Cash Provided By (Used in) Operating Activities		(24,472.80)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(16,530.75)
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		(16,530.75)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution		(70,000.00)
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		(70,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(111,003.55)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		706,733.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	595,729.45

The footnotes are an integral part of the financial statements.

CERTIGROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	100,000	$ 10,000	-	$ -	-	$ -	$ 363,828	$ 373,828
Net Income	-	-	-	-	-	-	(38,788)	(38,788)
Capital Transactions	-	-	-	-	-	-	(70,000)	(70,000)
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$ 100,000	$ 10,000	$ -	$ -	$ -	$ -	$ 255,040	$ 265,040

The footnotes are an integral part of the financial statements.

CERTIGROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1—ORGANIZATION AND BUSINESS

Organization and Business—The Company was incorporated under the laws of the State of Texas on February 28,1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Accounts Receivable—The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Government and Other Regulation—The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation—Depreciation of property and equipment is provided by the straight line method of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of the property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Income Taxes—No provision for income taxes has been provided as the Company and its stockholder have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on his respective share of the corporation's taxable income.

Use of Estimates—The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on materiality. Actual results could differ from those estimates.

Subsequent Events—The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3—NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2014, the Company's net capital was $580,729 which was $330,729 in excess of its required net capital of $250,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0 to 1. At no time during the year ended December 31, 2014, was the Company's net capital short of its minimum requirement.

NOTE 4—CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2014, the Company was fully insured for the balance in its account. The Company also maintains certain certificates of deposit at four (4) different financial institutions. As

of December 31, 2014, the company was fully insured for balances of the certificates of deposit.

NOTE 5—SUBORDINATED DEBENTURES

On June 17, 1998, Norman Werbner, the 100% owner and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. On December 5, 2013, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2017. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinate loan agreement for equity capital effective December 15, 2004. On December 5, 2013, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2017. Interest on this subordinated debenture is 18% and is payable monthly.

NOTE 6—RELATED PARTY TRANSACTION

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive on December 31, 2016, the sum of $100,000 plus the reimbursement of expenses paid by the Company for the product's development. If the cumulative net income generated by the sales of this product through December 31, 2016, are less than $100,000, then the Company will accept the lesser amount as full payment under this agreement.

As of the date of these financial statements, no revenues had been generated by the sale of this product. During the year ended December 31, 2014, the Company incurred expenses of $15,998 and $73,758 which are included in the Company's statement of operations under the captions professional fees and engineering fees

respectively. The Company can elect not to pay the future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

NOTE 7—DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through February 15, 2015, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 8 - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Certigroup, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 265,040.00
Additions:		
Subordinated Debenture	350,000.00	350,000.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Property and equipment	1,592.00	
Accounts receivable – other	17,719.00	(19,311.00)
Other Charges		
Haircuts	15,000.00	
Undue Concentration	0.00	(15,000.00)
Net allowable capital		$ 580,729.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000.00
Net capital requirement	$ 250,000.00
Excess net capital	$ 330,729.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 580,729.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	580,729.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Certigroup, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ 350,000.00
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ 350,000.00

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Certigroup, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Certigroup, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) Certigroup, Inc. stated that Certigroup, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

CERTIGROUP, INC.
Member NASD and SIPC

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Certigroup, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. Certigroup, Inc. did not hold customer securities at any time during this period and does business on a limited basis (finders fees for bank CD rates plus accounting services for one client). Any funds received on behalf of a client are promptly transmitted to the client. Certigroup, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Norman Werbner, the president of Certigroup, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Norman Werbner has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Certigroup, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (800)324-6982.

Very truly yours,
Certigroup, Inc.

Norman Werbner
President

8302 Gulf of Mexico Blvd.
Marathon, FL 33050
(800) 324-6982 Tel